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March 2, 2016

VIA EDGAR CORRESPONDENCE

Perry J. Hindin, Esq.

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Goldman Sachs Group, Inc.
Schedule TO-I, as amended
Filed February 16 and 23, 2016
File No. 005-56295

Dear Mr. Hindin:

On behalf of The Goldman Sachs Group, Inc. (the “Company”), we are responding to your comment letter dated March 1, 2016 (the “Comment Letter”) regarding the Schedule TO-I referred to above (the “Schedule TO”) and the related Offer to Purchase (the “Offer to Purchase”). To assist your review, we have retyped the text of the Staff’s comments in bold below. The headings and pages below correspond to the headings and pages in the Offer to Purchase, and capitalized terms used but not defined herein have the meanings set forth in the Offer to Purchase. Our responses are based on information provided to us by the Company.

General

1.	We note the disclosure in the footnote to the table on the cover page that “[b]ecause the two series of Apex are substantially similar, we are treating them as a single class for purposes of the Offer, including proration.” Please provide support in your response letter for your belief that the two securities are substantially similar.

Perry J. Hindin, Esq.	-2-

Response:

One Apex series is a preferred interest in a trust whose sole asset is Series E Preferred Stock of the Company and the other Apex series is a preferred interest in a trust whose sole asset is Series F Preferred Stock of the Company. The terms of the two Apex series (and the terms of their underlying preferred stock) are identical, except that the distribution rate on one Apex series (and the dividend rate on its underlying preferred stock) is the greater of 4.000% and three-month LIBOR plus 0.7675% while the distribution rate on the other Apex series (and the dividend rate on its underlying preferred stock) is the greater of 4.000% and three-month LIBOR plus 0.7700%.1 The minor difference in spread of .0025% is irrelevant in the current interest rate environment: three-month LIBOR is currently well under 1% and thus the current distribution rate for both series is exactly 4.000%.2 Except for that minor difference, all other terms (distribution payment dates, liquidation preference per Apex, redemption provisions, etc.) are the same between the two Apex series. Accordingly, we view the two series as substantially similar and believe they should be treated as a single class for purposes of the tender offer rules.

General Conditions, page 13

2.	We note the disclosure in the second to last paragraph of this section relating to the Company’s failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and the Company fails to assert the condition, it will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and a bidder decides to proceed with the offer anyway, we believe that this decision

[1]	The trust that issued one Apex series purchased the Series E Preferred Stock it now holds on June 1, 2012 while the trust that issued the other Apex series purchased the Series F Preferred Stock it now holds on September 4, 2012. Prior to those purchases, the trusts held other assets and thus the terms of the two Apex series were different. The documents governing the two trusts include differences that relate to the assets held before those purchases, but those provisions are no longer operative. After those purchases, the trusts were no longer permitted to own assets other than the preferred stock they currently own, and the only difference between the two series is the distribution rate.
[2]

Three-month LIBOR is currently running at about 0.63% and would have to increase by 2.6% (more than four times the current rate) before the formulas would result in different distribution rates, and even then the difference would amount to only 0.0025% (one quarter of a single basis point).

Perry J. Hindin, Esq.	-3-

is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the Company may be required to extend the offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the Company should inform holders how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the Company’s understanding on both points in your response letter.

Response:

We confirm the Company’s understanding on both points raised in this comment.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Schedule TO and its other filings related to the Offer;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to those filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (212) 558-3738 if you have any questions about our responses, and in any event please let us know once you have completed the comment process and have no further comments.

Regards,

/s/ Alan Sinsheimer

Alan Sinsheimer